Michael A. Conza, Esq.

Direct Dial: (617) 951-8459

E-Mail: mike.conza@bingham.com

January 14, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-0404

Re:	Kayak Software Corporation

Registration Statement on Form S-1

Filed November 17, 2010

File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, Kayak Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 15, 2010 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against the original filing.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

General

1.	We note numerous blank spaces throughout the registration statement. In your next amendment, please include all omitted information, other than information that may be properly excluded in reliance upon Rule 430A. Please note that we may have additional comments upon review of this information. In addition, before submitting the amendment containing the price range and all price-dependant information, please ensure that you inform us of the proposed offering price range.

We note the Staff’s comment and the Company respectfully advises the Staff that the Company will include the information that is currently left blank throughout the Registration Statement, other than blanks that Rule 430A permits the Company to omit, in its subsequent amendments to this Registration Statement, allowing the Staff sufficient time to review the Company’s disclosure prior to any distribution of the preliminary prospectuses.

Comment:

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Based upon the Staff’s comment, the Company has revised the front cover, inside front cover and back cover of the Prospectus to include the artwork and logos that the Company anticipates using in the preliminary prospectus.

Comment:

3.	Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

We note the Staff’s comment and confirm that with the exception of TNS Custom Research, Inc., all studies, reports and surveys cited in the Registration Statement are publicly available, either free of charge or for a fee, and were not commissioned by the Company. With respect to TNS Custom Research, Inc., we note that as stated in the Registration Statement, such study was commissioned by the Company, and in response to the Staff’s comment, the Company has filed the consent of TNS Custom Research, Inc. as Exhibit 23.3 to the Registration Statement.

In response to the Staff’s comment, we are providing by supplement contemporaneously with this letter copies of the studies and reports supporting the Company’s factual assertions included in the Registration Statement, including a reference table and highlighted provisions with respect to each of those assertions.

On behalf of the Company, we hereby inform the Staff that the studies and reports submitted pursuant to this comment are being provided pursuant to Rule 418 of the Act and therefore are not deemed filed with the Registration Statement.

Comment:

4.	Please provide supplemental support for factual assertions in the prospectus and management’s assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

“According to a June 2010 study conducted by a market research company on our behalf, KAYAK is a leading brand …” (page 3);

The travel industry in the U.S., Europe and Asia Pacific accounted for $723 billion in global expenditures in 2009 …” (page 46);

Airline tickets are the most common travel product researched and purchased online, with global online sales …” (page 47);

Travel represents one of the largest advertising categories, with advertisers spending $29 billion globally …” (page 47);

A 2010 survey by Forrester Research Inc. showed increasing dissatisfaction among users with the online booking experience …” (page 48); and

Since that time, we commenced a broad reach marketing program, which resulted in our unaided awareness increasing …” (page 50).

Please note the above list is not meant to be complete.

In response to the Staff’s comment, we are providing by supplement contemporaneously with this letter copies of the studies and reports supporting the Company’s factual assertions included in the Registration Statement, including each of those assertions referenced in the Staff’s comment above.

On behalf of the Company, we hereby inform the Staff that the studies and reports submitted pursuant to this comment are being provided pursuant to Rule 418 of the Act and therefore are not deemed filed with the Registration Statement.

Comment:

5.	Throughout your registration statement you utilize industry jargon that will not be readily understood by potential investors who are unfamiliar with your industry or your company. For example, please provide a better explanation for “machine learning analysis algorithms,” “co-location relationships,” “A/B testing,” “time sliders,” and “plurality of votes.” Avoid the use of specialized vocabulary and use terms that are sufficiently descriptive to be understood by an investor unfamiliar with your industry. Please concisely explain these terms where you first use them.

Based on the Staff’s comment, the Company has revised the Registration Statement throughout to avoid the use of specialized vocabulary and industry jargon.

Comment:

Table of Contents, page i

6.	Below the table of contents you state that the “information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock.” Please remove this language as it could be considered to be a disclaimer of your responsibility to update the prospectus in certain instances during the period of its use. Please also remove the phrase “in its entirety” on page 107 under the heading “Where You Can Find Additional Information.

We note the Staff’s comment and respectfully submit that after further review of the disclosure referred to above, the Company does not believe a statement to investors that the information in the prospectus is accurate as of the date of the prospectus is a disclaimer of the Company’s responsibility to update the prospectus when required during the period of its use. In addition, the Company believes it would be misleading to investors not to include such a statement as such omission could lead investors to believe that information included in the prospectus, for which there is no duty to update, is current and accurate as of a date following the date of the prospectus. Accordingly, the Company believes a potential investor receiving the prospectus after the initial date of the prospectus should be affirmatively advised that the prospectus is current only as of its date. To the extent the Company is obligated to update the prospectus, it shall do so as required and the Company does not view the statement referred to above as a disclaimer of these obligations. Furthermore, at the time of receipt of the Comment Letter we surveyed the 25 most recently completed initial public offerings with offering amounts greater than $50 million, and in support of the Company’s position we note that for 21 of those 25 offerings the applicable prospectuses contained language substantially similar to the language included in the Company’s Registration Statement. These offerings consist of the following:

•	Aegerion Pharmaceuticals, Inc.;

•	Anacor Pharmaceuticals, Inc.;

•	Body Central Corp.;

•	Booz Allen Hamilton Holding Corp.;

•	Bravo Brio Restaurant Group, Inc.;

•	Complete Genomics, Inc.;

•	ExamWorks Group, Inc.;

•	Fleetcor Technologies, Inc.;

•	Fortegra Financial Corp.;

•	FXCM Inc.;

•	General Motors Co.;

•	Hicks Acquisition Company II, Inc.;

•	JWC Acquisition Corp.;

•	KeyW Holding Corp.;

•	L&L Acquisition Corp.;

•	NetSpend Holdings, Inc.;

•	Pacific Biosciences of California, Inc.;

•	QR Energy, LP;

•	Reva Medical, Inc.;

•	Rignet, Inc.;

•	SemiLEDs Corp.;

•	Swift Transportation Co.;

•	Vera Bradley, Inc.;

•	Walker & Dunlop, Inc.; and

•	Zogenix, Inc.

We believe the widely adopted use of this type of language supports the importance of such language and the value it conveys to investors in understanding the limitations of the information included in the prospectus.

Based upon the Staff’s comment, the Company has revised page 116 to remove the phrase “in its entirety” formerly appearing under the heading “Where You Can Find Additional Information”.

Comment:

Market and Industry Data, page i

Trademarks, page ii

7.	Please move this information to another location in the prospectus. The Summary section and Risk Factor sections should immediately follow the table of contents.

Based upon the Staff’s comment, the Company has revised page i of the Registration Statement so that the Prospectus Summary and Risk Factor sections immediately follow the table of contents.

Comment:

Prospectus Summary, page 1

8.	You state that for the nine months ended September 30, 2010, you processed “more than 469 million user queries” for travel information. Please also disclose how you count user queries.

Based upon the Staff’s comment, the Company has revised page 35 of the Registration Statement to disclose with its description of what a query is, a definition of how queries are counted.

Comment:

The Offering, page 5

9.	Please disclose whether all of the preferred classes of securities will be converted upon the offering completion, and whether the conversions will be in accordance with terms that are set out in agreements with the holders of the classes of preferred securities that existed prior to the filing of the registration statement. Additionally, please disclose whether you will be or may be purchasing any classes of securities, as opposed to processing automatic conversions, in connection with the offering.

Based on the Staff’s comment, the Company has revised page 5 of the Registration Statement to note that all preferred stock shall be converted in accordance with its pre-existing terms and that there shall be no purchase of such securities by the Company in connection with the offering.

Comment:

Summary Consolidated Historical and Operating Data, page 6

10.	We note from your definition of non-GAAP measures that “EBITDA represents net income before other income (expense), net, income tax expense and depreciation and amortization.” However, in your reconciliation, EBITDA represents net income before interest (income) expense, income taxes and depreciation and amortization. Please revise accordingly so that the definition of EBITDA is consistent with the reconciliation and with the definition in Item 10(e)(1)(ii)(A) of Regulation S-K. Please also revise your definition of Adjusted EBITDA so that it is consistent with the reconciliation.

Based on the Staff’s comment, the Company has revised page 7 and 31 of the Registration Statement to correct its definition of EBITDA and Adjusted EBITDA.

Comment:

Risk Factors, page 8

11.	As discussed on page 56 under the subheading “Legal Proceedings,” please add a risk factor discussing the risks associated with your current contract dispute with Orbitz Worldwide, Inc. Alternatively, in your response letter, please explain the basis of any belief that the litigation does not pose a material risk.

Based on the Staff’s comment, the Company has revised page 17 of the Registration Statement to include a specific risk factor regarding the risks posed by the Company’s ongoing dispute with Orbitz Worldwide, Inc.

Comment:

12.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

We may be unable to maintain or establish relationships …, page 8;

We primarily depend on a single third party to provide …, page 8;

We may be unable to maintain and increase KAYAK …, page 10;

We have limited international experience and may be …, page 11;

We may not be able to expand our business model …, page 12;

We are dependent on the leisure travel industry, page 12;

Fluctuations in our financial results make quarterly …, page 15;

Fluctuations in foreign currency exchange rates affect …, page 17; and

We do not expect to pay any cash dividends for the …, page 21.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Based upon the Staff’s comment, the Company has revised pages 8 through 22 of the Registration Statement to convey specific risks in each of its risk factor subheadings.

Comment:

13.	Please avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosures. Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it. For example:

Competition from other travel companies could adversely …, page 10;

Our failure to manage growth effectively could harm our …, page 12;

We rely on the performance of highly skilled personnel …, page 13;

The requirements of being a public company may strain …, page 15;

Governmental regulation and associated legal uncertainties …, page 16; and

Our internal controls over financial reporting may not be …, page 20.

Based upon the Staff’s comment, the Company has revised pages 8 through 22 of the Registration Statement to tailor the risk factors more directly to the Company and its operations. With respect to the remaining risk factors, the Company believes that the risk factors are properly drafted to identify risks that are directly applicable to the Company. In addition, the Company believes that the risks set forth in the Registration Statement comply with the requirements set forth in Item 503(c) of Regulation S-K because, while certain of the risks could potentially apply to other issuers, the risks contained in the Registration Statement are real risks of the Company and its business and may not be applicable to all other issuers, including those in the Company’s industry. Furthermore, in reviewing the risk factors set forth in the Registration Statement, the Company believes that failure to include all of the risk factors contained therein would be misleading to investors and would serve to hide real and known risks of the Company that may not otherwise be widely known or appreciated by investors.

Comment:

We primarily depend on a single third party to provide our airfare query results, page 8

14.	Please update the disclosure regarding Google, Inc.’s announced acquisition of ITA to a more current date.

We note the Staff’s comment and respectfully submit that other than as disclosed in the Registration Statement, as of the date of this letter, the Company is not aware of any developments or changes regarding Google, Inc.’s announced acquisition of ITA.

Comment:

Competition from general search engine companies could adversely affect us, page 9

15.	In the title of this risk factor, please briefly explain how competition could adversely affect you.

Based upon the Staff’s comment, the Company has revised page 9 of the Registration Statement to explain how general search engine competition could adversely affect the Company.

Comment:

Our business could be negatively affected by changes in general search …, page 11

16.	You disclose that you use Internet search engines, principally through the purchase of “travel-related keywords,” to generate traffic to your websites. In both this risk factor and an appropriate section of the prospectus, please describe concisely what travel-related keywords are and describe the concept of purchasing travel-related keywords in sufficient detail to provide the context that potential investors will need to assess the disclosure regarding risks. A more detailed explanation of these aspects of your business should be provided in the appropriate section of the body of the prospectus.

Based upon the Staff’s comment, the Company has revised pages 11 and 57 of the Registration Statement to explain the concept of purchasing travel-related keywords.

Comment:

Claims by third parties that we infringe their intellectual property rights …, page 17

17.	As you do on page 56 under the subheading “Legal Proceedings,” please briefly discuss the patent infringement claim in sufficient detail to inform investors of the potential adverse impact the proceeding might have on your business operations.

Based upon the Staff’s comment, the Company has revised page 18 of the Registration Statement to describe the patent infringement claim and the potential adverse impact of such claim.

Comment:

Future sales of our common stock or the perception in the public markets …, page 19

18.	You disclose that sales of “substantial amounts” of your common stock in the public market after this offering could adversely affect the price of your common stock. Please disclose the specific amount and percentage of common stock that is subject to the lock-up agreements with your officers, directors and selling stockholders and could be sold after expiration of the lock-up agreements.

Based upon the Staff’s comment, the Company has revised page 21 of the Registration Statement to set forth the number of shares of the Company’s common stock subject to lock-up agreements as of the date of the Registration Statement. However, since the number of securities to be sold pursuant to the offering has not yet been determined, the Company is unable at this time to provide the percentage of common stock subject to lock-up agreements that may be sold upon expiration of the lock-up agreements. While the Company cannot provide this information in the Registration Statement at this time, the Company will include such information in its subsequent amendments to this Registration Statement, allowing the Staff sufficient time to review the Company’s disclosure prior to any distribution of the preliminary prospectuses.

Comment:

Use of Proceeds, page 24

19.	You disclose that you will use the net proceeds from the offering for “working capital and other general corporate purposes,” but then state that you have broad discretion in the way you use the net proceeds, which will afford you significant flexibility to pursue your business strategies. First, please revise to more specifically state the uses of proceeds of this offering. If you do not have any current specific plan for the proceeds, or a significant portion thereof, please state this and discuss the principal reasons for the offering. Second, Instruction 7 of Item 504 of Regulation S-K allows registrants to reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are disclosed. Please revise your disclosure to specifically discuss the contingencies as well as disclose the alternative use of the proceeds of the offering.

Based upon the Staff’s comment, the Company has revised page 25 of the Registration Statement to state that the Company does not have any current specific plan for the use of proceeds resulting from the offering. With respect to the Staff’s comment requesting the primary purpose for the offering, we direct the Staff’s attention to the penultimate paragraph of the “Use of Proceeds” section on page 25 in which the Company specifically sets forth the principal reasons for the offering as requested by the Staff.

While the Company does not anticipate changing the use of proceeds from those described in the Registration Statement, the Company respectfully confirms its understanding that the right to change the use of proceeds only applies to the extent that the contingencies for changes in the use of proceeds are discussed specifically and alternatives are indicated.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 32

20.	For each table in this section, please state that the amounts are in thousands of dollars.

Based upon the Staff’s comment, the Company has revised its tables to state that amounts are in thousands of dollars.

Comment:

21.	Please explain in greater detail what constitutes your “mobile applications” and the role they play in your business.

Based upon the Staff’s comment, the Company has revised page 34 of the Registration Statement to provide greater detail regarding mobile applications.

Comment:

Overview, page 32

22.	You state that cofounders of Expedia, Travelocity and Orbitz started your company in 2004. If currently employed with you, please name these cofounders and state the specific roles they had in cofounding Expedia, Travelocity and Orbitz.

We note the Staff’s comment and respectfully submit that the information requested by the Staff in this comment is set forth in the management and director biographies beginning on pages 61 and 63, respectively, of the Registration Statement.

Comment:

23.	You state that your websites and mobile applications enable people to easily research and compare “accurate and relevant” information from “hundreds of other travel websites.” Please additionally disclose what “relevant” information means and whether most of search results come equally from hundreds of websites or are instead more concentrated in results from a few websites.

Based upon the Staff’s comment, the Company has revised its disclosure on page 33 of the Registration Statement to note that relevant information includes pricing and availability and to note that the Company displays query results with the broadest set of websites that are relevant to such travel criteria. The Company further directs the Staff to its “Risks Related to Our Industry and Business” on page 8 of the Registration Statement where the Company specifically discloses it is primarily dependant on a single third party to provide airfare query results. Additionally, the Company directs the Staff to its disclosure on page 58 of the Registration Statement under the heading “Strategic Relationships - Orbitz Worldwide, Inc.” where it notes that certain core query results are exclusively those of Orbitz Worldwide, Inc.

Comment:

How We Generate Revenues, page 32

24.	Regarding advertising revenues, please disclose the major types of advertisers on your websites. Additionally, for your largest customers, please disclose if the revenue of such customers comes from distribution or from advertising revenues.

Based upon the Staff’s comment, the Company has revised pages 33 and 34 of the Registration Statement to provide additional information regarding types of advertisers and types of revenue from our largest customers.

Comment:

25.	Please briefly describe what the term “compare units” means.

Based upon the Staff’s comment, the Company has revised page 33 of the Registration Statement to describe compare units.

Comment:

26.	Please provide greater explanation for the terms CPC and CPM. Additionally, describe how these fit in with your business plan.

Based upon the Staff’s comment, the Company has revised page 33 of the Registration Statement to explain CPC and CPM and how they fit into the Company’s business plan.

Comment:

Revenues, page 34

27.	Please briefly explain the concept of “self-directed traffic.”

Based upon the Staff’s comment, the Company has revised page 36 of the Registration Statement to explain self-directed traffic.

Comment:

Cost of revenues, page 35

28.	Please more thoroughly describe the costs associated with your “advertising syndication activities”.

Based upon the Staff’s comment, the Company has revised its disclosure on page 36 of the Registration Statement to more thoroughly describe costs associated with the Company’s advertising syndication activities.

Comment:

Marketing, page 35

29.	You disclose that online marketing includes “search engines fees, contextual advertising placements and affiliate marketing.” Please briefly explain each of these types of online marketing activities so that investors can better understand your marketing expense.

Based upon the Staff’s comment, the Company has revised its disclosure on page 37 of the Registration Statement to explain search engine fees, contextual advertising placements and affiliate marketing.

Comment:

30.	We note that total marketing expense for the nine months ended September 30, 2010 increased 91.9% compared to the same period in 2009 largely as a result of a large increase in brand marketing which you state was primarily due to the launch of your brand marketing campaign. Please provide additional detailed disclosure regarding the launch of your brand marketing campaign and the associated costs.

Based on the Staff’s comment, the Company has revised page 37 of the Registration Statement to provide additional details of costs included in brand marketing.

Comment:

31.	The first sentence of the second to last paragraph of this subsection is unclear. Please define the term “landing pages” and discuss how your redesigned landing pages decrease your online marketing cost.

Based on the Staff’s comment, the Company has revised page 38 of the Registration Statement to provide additional description regarding the redesign of its landing pages.

Comment:

Technology, page 36

32.	Please briefly describe the causes of the higher data center costs.

Based on the Staff’s comment, the Company has revised page 39 of the Registration Statement to describe causes for the higher data center costs.

Comment:

Personnel, page 37

33.	Some of the percentage figures in the percentage increase from 2008 to 2009 column of the second table appear to be incorrect. Please advise.

Based on the Staff’s comment, the Company has revised page 39 of the Registration Statement to correct certain percentage figures.

Comment:

Acquisitions, page 39

34.	We note your disclosure regarding the share repurchase obligation related to the swoodoo acquisition. Please provide an estimate of the amount of money you will spend on such repurchase. Please also advise whether you consider the money you spend on the acquisition of your shares to be a use of proceeds of the offering.

Based upon the Staff’s comment, the Company has revised page 41 of the Registration Statement to include the amount reserved by the Company as of September 30, 2010, with respect to the Company’s repurchase obligations related to the Company’s swoodoo acquisition. In addition, the Company respectfully notes that if it is required to repurchase shares in connection with this obligation, it does not view such repurchase to be a use of proceeds from the offering. More specifically, as of September 30, 2010, the Company had cash and cash equivalents in excess of $30 million. Given that the amount of cash on hand as of this date exceeded the swoodoo repurchase reserve of $3.4 million, the Company believes it has more than sufficient cash on hand to meet this potential obligation and as such, the proceeds from the offering will likely not be needed or required to assist in meeting any repurchase obligations.

Comment:

Liquidity and Capital Resources, page 39

35.	Please tell us how you considered providing an analysis of the sources and uses of cash, including cash provided by/used in operations, investing activities and financing activities in accordance with the guidance of Section IV.B of SEC Release 33-8350. Please note that an analysis of cash flows is required even where reported amounts of cash provided and used by operations, investing activities or financing activities have been consistent if the underlying sources of those cash flows have materially varied.

Based upon the Staff’s comment, the Company has revised pages 42 and 43 of the Registration Statement expand its disclosure with respect to its liquidity and capital resources.

Comment:

Critical Accounting Policies and Estimates, page 40.

Common Stock Valuations, page 41

36.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

We note the Staff’s comment and respectfully submit that the Company has not yet determined or estimated a proposed initial public offering price. The Company further notes that its conversations with its underwriters concerning a potential initial public offering have been ongoing over the course of the last several years. Given the significant economic changes over this time period and the rapid rate at which the markets fluctuate, no estimated range of prices has been communicated or determined. However, the Company shall include such amounts, once determined, in its subsequent amendments to this Registration Statement, allowing the Staff sufficient time to review the Company’s disclosure prior to any distribution of the preliminary prospectuses.

Comment:

37.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

We note the Staff’s comment and respectfully submit that since the Company has not yet estimated an initial public offering price range, it is not able to provide the considerations contemplated in the Staff’s comment. However, at such time as the Company has determined an estimated initial public offering price range, it will revise its disclosure in its subsequent amendments to this Registration Statement, allowing the Staff sufficient time to review the Company’s disclosure prior to any distribution of the preliminary prospectuses.

Comment:

38.	When you include the estimated IPO price in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the most recent fair value of your common stock and the midpoint of your estimated IPO price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

We note the Staff’s comment and respectfully submit that since the Company has not yet estimated an initial public offering price range, it is not able to provide the disclosure requested in the Staff’s comment. However, at such time as the Company has determined an estimated initial public offering price range, it will revise its disclosure in its subsequent amendments to this Registration Statement, allowing the Staff sufficient time to review the Company’s disclosure prior to any distribution of the preliminary prospectuses.

Comment:

39.	For any stock options granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the total fair value of these option grants and the expected impact these option grants will have on your financial statements. Additionally, continue to revise your registration statement with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Based upon the Staff’s comment, the Company has revised its disclosure on pages 44 through 48 to include additional information with respect to valuation of stock option grants.

Comment:

Recoverability of Intangible Assets, Including Goodwill, page 45

40.	We note that as a result of impairment tests in 2008 and 2009, you determined that no impairment charge to goodwill was required. To the extent any reporting unit is at risk of failing “step one” of ASC 350-20-35-4 because the fair value of the reporting unit is not substantially in excess of its carrying value, please also provide the following information:

The percentage by which fair value exceeded carrying value as of the most recent step-one test;

Amount of goodwill allocated to the reporting unit;

Description of the methods and key assumptions used and how the key assumptions were determined;

Analysis of the degree of uncertainty associated with your assumptions; and

A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk please disclose that fact.

We note the Staff’s comment and respectfully submit that during fiscal years 2008 and 2009 the Company had one reporting unit. Furthermore, the Company determined that it was not at risk of failing “step one” of the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 350-20-35-4 in either fiscal year 2008 or 2009. Based upon the staff’s comment, we have revised the disclosure on page 49 to include a statement that the Company is not currently at risk of failing step 1.

Comment:

Business, page 46

Overview, page 46

41.	You disclose that your company was started “to take a different approach.” Please revise to explain the meaning of this phrase.

Based upon the Staff’s comment, the Company has revised page 50 of the Registration Statement to state that the Company was founded to take a “better” approach to finding travel online. The Company further directs the Staff to its disclosure contained in the remaining portion of the “Business” section for its description of the characteristics of its business model and practices that are designed to deliver such better way to find travel online.

Comment:

Our Distribution and Advertising Platform, page 51

Distribution Revenues, page 51

42.	You disclose that travel suppliers and OTAs have the “flexibility” to pay you either when qualified leads click on a query result or when they purchase a travel product on the travel supplier or OTA website. Please explain the concept of the flexibility that travel suppliers and OTAs have to pay you in greater detail. For example, please disclose whether payment terms are determined in advance by contract with individual travel suppliers or OTA websites and how such contract terms are determined.

Based on the Staff’s comment, we have revised page 55 of the Registration Statement to provide additional explanation regarding the payment options for travel suppliers and OTAs.

Comment:

Strategic Relationships, page 54

Other Relationships, page 54

43.	Please briefly explain each of these categories of relationships.

Based on the Staff’s comment, we have revised pages 58 and 59 of the Registration Statement to provide additional explanation of these other relationships.

Comment:

Management, page 57

Compensation Committee Interlocks and Insider Participation, page 64

44.	Please remove the cross reference to the “Certain Relationships and Related Party Transactions” section of the prospectus. Instead, please present all the disclosure required by Item 407(e)(4) of Regulation under this subheading.

Based on the Staff’s comment, we have revised page 68 of the Registration Statement to separately include those relationships required to be disclosed pursuant to Item 407(e)(4) of Regulation S-K and to remove the cross reference.

Comment:

Director Compensation, page 65

45.	We note that you intend to provide certain nonemployee directors with equity compensation for service on your board of directors and committees in amounts consistent with that paid by comparable public companies. Please describe your current plans with respect to director compensation. Prior to seeking effectiveness of this registration statement, please update your disclosure to either provide the specific amounts of equity compensation to specific individuals or name the specific individuals who will receive equity compensation and disclose what amounts you believe are “consistent with that paid by comparable public companies.”

We note the Staff’s comment and respectfully submit that the Company has not yet determined director compensation amounts or which comparable public companies the Company will look to in establishing such amounts. However, once determined, the Company will include such information as requested by the Staff in its subsequent amendments to this Registration Statement, allowing the Staff sufficient time to review the Company’s disclosure prior to any distribution of the preliminary prospectuses.

Comment:

Executive Compensation, page 67

46.	In your next amendment as well as in each subsequent amendment, please provide the disclosure called for by Item 402 of Regulation S-K. Please note that we expect to defer future review of any amendment that fails to provide materially complete disclosure that is responsive to Item 402 of Regulation S-K. Please note that the summary compensation table should include information for 2009 with respect to the named executive officers for 2010, who would also have been named executive officers for 2009, because that information was required in your initial filing.

Based upon the Staff’s comment, the Company has revised pages 73 through 91 to provide disclosure required by Item 402 of Regulation S-K. We also submit to the Staff that the summary compensation table includes information for both 2009 and 2010 for named executive officers.

Comment:

Compensation Discussion and Analysis, page 67

Compensation Philosophy and Objectives, page 67

47.	You disclose that you informally benchmark the competitive market for corresponding positions within the online travel and general technology industries when considering appropriate compensation for your executive officers but that your compensation committee and board of directors historically have applied discretion to make compensation decisions and set the compensation for each named executive officer on an individual basis. Please disclose the names of the companies that you benchmark against as well as the components of compensation you used in the comparison. Additionally, please disclose the nature and extent of the discretion exercised by the compensation committee and board of directors and whether or how it exercised that discretion. Please see Item 402(b)(2)(xiv) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure available at

http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

We note the Staff’s comment and respectfully submit that the Company does not engage in “benchmarking” (as addressed in Question 118.05 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations) when setting compensation levels for its named executive officers. As a result, we have revised page 73 of the Registration Statement to remove reference to informal benchmarking activities. We have further revised the disclosure to indicate that such discretion is complete.

Comment:

Certain Relationships and Related Party Transactions, page 83

Related Party Transactions, page 83

Sale of Travelpost.com, page 83

48.	Please describe the “certain assets” related to the website that were sold to The New Travelco, Inc. Please also disclose how the sales price was determined.

Based on the Staff’s comment, the Company has revised page 92 of the Registration Statement to describe the “certain assets” related to the website that were sold to The New Travelco, Inc. and how the sale price was determined.

Comment:

Procedures for Approval of Related Party Transactions, page 86

49.	In the first paragraph under this subheading, you state that you do not currently have a written policy or procedure for the review and approval of related party transactions. The fourth paragraph, however, indicates otherwise. Please advise. If you intend to adopt a written policy for the review and approval of related party transactions prior to completion of the offering, please update this section with the specifics of such policy once adopted.

Based on the Staff’s comment, the Company has revised page 86 of the Registration Statement to more clearly state that the written policy referred to in that section is a planned written policy that the Company expects will be adopted prior to completion of the offering.

Comment:

Principal and Selling Stockholders, page 87

50.	Please refer to footnotes (1), (2) and (4) to the table. Please revise to identify the natural person or persons who exercise voting or investment control over the securities held by the selling security holders. See Question 140.02 of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We note the Staff’s comment and respectfully submit that while the Company has not yet identified any selling stockholders in the proposed offering, the Company has revised pages 96 and 97 of the Registration Statement to identify the natural person or persons who exercise voting or investment control over the securities held by each of the stockholders beneficially owning more than 5% of the Company’s outstanding shares of common stock.

Comment:

51.	Please briefly disclose the material terms of the transactions in the past three years in which the selling stockholders acquired the shares now being offered. Such disclosure should include the dates of the transactions and the material terms thereof including the price paid.

We note the Staff’s comment and respectfully submit that the Company has not yet identified any selling stockholders in the proposed offering. However, as selling stockholders are subsequently identified, the Company shall provide the Staff by supplement the information requested by this comment.

Comment:

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

52.	We note your line item titled, Personnel, appears to include all of the company’s personnel costs including wages, employee benefits and stock-based compensation charges, based on your description of this line item in your MD&A discussion. We also note your line item titled, Technology, includes the operation of your data centers and certain depreciation and amortization expense. Please tell us how you considered allocating these expenses to the respective line items in your Consolidated Statements of Operations and why you believe your current presentation complies with Rule 5-03 of Regulation S-X.

We note the Staff’s comment and the Company respectfully submits that Rule 5-03 of Regulation S-X requires that material amounts not included in cost of revenues be stated separately on the face of the statement of operations. Management evaluates the results of operations by focusing on key activities and areas used in running the business, including:

•	marketing-related activities;

•	costs related to technology expenses that are not directly related to providing services;

•	personnel-related costs, including wages and benefits; and

•	selling, general and administrative costs.

Management feels that these categories of expenses best represent the key activities and decisions used by management to run the Company’s business. As a result, management has elected to record personnel-related costs as a separate classification of expenses, rather than allocating such costs to various other activities, because it helps management evaluate the efficiency and scalability of the Company’s operations. The Company also notes that this presentation is consistent with certain peer companies, including that of priceline.com Incorporated.

The Company further notes that its technology costs include costs incurred in running the Company’s data centers. Because these costs are incurred whether or not the Company realizes any related revenue, these costs are presented separately from cost of revenues.

The Company also allocates its depreciation and amortization costs to either technology or general and administrative costs, based on the nature of the underlying asset. For example, depreciation and amortization related to computer equipment, including servers, is allocated to technology expense, while depreciation related to furniture and fixtures is allocated to general and administrative costs. The Company believes that this treatment is consistent with the guidance in Rule 5-03 of Regulation S-X and as such believes its presentation in its consolidated statement of operations is proper.

Comment:

53.	We note that you do not present a line-item for net income (loss) available to common shareholders. Notwithstanding the disclosure in note 15 to the consolidated financial statements, please tell us how you considered the guidance in SAB Topic 6.B which indicates that net income (loss) available to common shareholders should be reported on the face of the income statement when it is materially different than reported net income or loss.

Based on the Staff’s comment, the Company has revised page F-4 of the Registration Statement to include net income (loss) available to common shareholders.

Comment:

54.	Since your offering assumes the conversion of all outstanding shares of your preferred stock into common stock, please tell us how you considered presenting pro forma earnings per share reflecting this conversion for the latest year and interim period presented in your registration statement. Please note that in such a presentation, to the extent conversion results in pro forma net income available to common shareholders, pro forma diluted earnings per share should not only give effect to potential common stock but also to any restricted stock containing nonforfeitable rights to dividends.

Based on the Staff’s comment, the Company has revised its financial statements included in the Registration Statement to include a pro forma earnings per share reflecting the conversion of all outstanding shares of our redeemable convertible preferred stock into common stock.

The Company further notes that it did consider the effect of any restricted stock containing nonforfeitable rights to dividends as required in FASB ASC 260-10-45-61(A), and notes that the Company did not have any unvested shared-based payment awards including restricted stock.

Comment:

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

55.	We note that for certain distribution arrangements, revenue is not earned until the user consumes the travel. Please tell us and revise to disclose how frequently your customers report user consumption to you and whether you receive notification concurrent with the period of consumption or in a subsequent period.

Based on the Staff’s comment, the Company has revised page F-7 of the Registration Statement to note the frequency at which our customers report travel consumption to us.

Comment:

Marketing, page F-8

56.	Please tell us more about your affiliate referral fees and how you assessed whether such fees represent a cost of revenues.

We note the Staff’s comment and respectfully submit that affiliate referral fees represent a portion of the revenues that we earn from referrals to our websites from affiliated websites. Since these costs relate to generating traffic to our websites, the Company considers these costs to be marketing expenses rather than cost of revenues. The Company further believes that this presentation is consistent with other public companies in its industry, including priceline.com Incorporated and Expedia, Inc.

Comment:

Note 3. Acquisitions, page F-11

57.	Please tell us how you considered disclosing the weighted-average amortization period in total for intangible assets acquired during the period pursuant to ASC 350- 30-50-1.

Based on the Staff’s comment, the Company has revised pages F-12 and F-13 of the Registration Statement to note the weighted average useful life of the identifiable intangible assets acquired.

Comment:

Note 12. Redeemable Convertible Preferred Stock, page F-18

58.	We note that the carrying amounts of your redeemable preferred stock on your balance sheets do not reflect the accumulation of dividends or the accretion of the redemption amount. Please tell us how you are accounting for your redeemable preferred stock including your consideration for the guidance in ASC 480-10-S99-2 and paragraph 15 of ASC 480-10-S99-3A. Additionally, please revise your footnote to include the required disclosures under paragraph 24 of ASC 480-10-S99-3A.

We note the Staff’s comment and respectfully submit that the Company considered the characteristics of its redeemable convertible preferred stock, including its rights and privileges, in accordance with the guidance set forth in FASB ASC 480, and as a result, the Company has restated its financial statements included in the Registration Statement to reflect the accrual of such dividends. We also advise the Staff that the Company has revised its disclosure on page F-21 to clarify that the related redemption amount equals original issuance price plus accumulated dividends. The Company further advises the Staff that the liquidation payment is only due upon a liquidation or change in control and accordingly, the Company is not accreting to that amount as such events are not deemed probable.

Comment:

Note 15. Earnings per Share, page F-25

59.	Please clarify whether the holders of unvested restricted stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, please clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method to the extent including such shares would not be antidilutive. Please refer to ASC 260-10-45-61(A).

We note the Staff’s comment and respectfully submit that the Company did not have any unvested restricted stock for the periods presented. Furthermore, the Company did consider the guidance provided in FASB ASC 260-10-45-61(A) and determined there is no impact on its earnings or earnings per share calculations.

Comment:

Note 18. Related Party Transactions, page F-26

60.	Please tell us how you accounted for the sale of TravelPost assets. Also, with regard to the shares of The New Travelco, Inc. you acquired as consideration in the transaction, please tell us: the percentage of The New Travelco, Inc. you acquired and the percentage currently own; how you are accounting for the investment; where the investment is classified in your consolidated balance sheet; and how you considered providing fair value disclosures related to this investment.

We note the Staff’s comment and respectfully submit that the purchase price of TravelPost was based on a combination of third-party appraisal efforts and negotiations between the Company and The New Travelco, Inc. We acquired the assets of TravelPost in connection with our acquisition of SideStep, Inc. (“SideStep”). Due to the overall immateriality of the TravelPost business, no specific tangible or intangible assets were assigned to TravelPost; rather, the assets were included as part of the total value of tangible and intangible assets of SideStep.

The Company notes that at the time of the Company’s sale of TravelPost to The New Travelco, Inc., management engaged a valuation firm to assist in estimating the value of the TravelPost assets as of the date they were acquired. Once the TravelPost assets were identified and assigned a value, the Company then estimated life-to-date amortization of those assets to arrive at an estimated net book value. This value was deducted from the consideration the Company received from The New Travelco, Inc. for the TravelPost assets to arrive at the gain on the sale.

A portion of the consideration received by the Company for TravelPost consisted of capital stock of The New Travelco, Inc. In estimating the value of the capital stock of The New Travelco, Inc. received as consideration, the Company considered the following:

1. The percentage of fully diluted shares owned by the Company was less than 5% at the time of closing and is approximately the same as of the date of this letter;

2. That The New Travelco, Inc. estimated the value of its shares at $0.15 per common share;

3. That the New Travelco, Inc. was unable to provide the Company with any documentation in support of its $0.15 valuation; and,

4. The New Travelco, Inc. was an early stage company with no meaningful revenue associated with its product.

Based on the factors above, the Company did not believe that it was appropriate to allocate a value to the shares and as such, has not recorded a related asset on its balance sheet. Subsequently, the Company notes that The New Travelco, Inc. recently announced that certain key employees have ended their employment relationship with The New Travelco, Inc. and that it is reevaluating its strategy. Based on these events, the Company continues to believe that any realization of value from these shares is unlikely.

Comment:

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-4

61.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

We note the Staff’s comment and respectfully submit that the Company will file all exhibits, including a draft of our legal opinion, in subsequent amendments to the Registration Statement as soon as practicable after such materials are available.

Comment:

62.	We note that certain of the exhibits filed are subject to a confidential treatment request. Please be advised that all comments relating to this request will need to be resolved prior to effectiveness of the registration statement and the post-effective amendment. Comments on the confidential treatment request, if any, will be provided promptly under separate cover.

We note the Staff’s comment and respectfully submit that the Company will respond to all comments from the Staff regarding confidential treatment requests as appropriate.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza

Michael A. Conza

cc:	Philip L. Rothenberg, U.S. Securities and Exchange Commission

David Edgar, U.S. Securities and Exchange Commission

Patrick Gilmore, U.S. Securities and Exchange Commission

Daniel Stephen Hafner, Kayak Software Corporation

Karen Ruzic Klein, Kayak Software Corporation

Melissa W. Reiter, Kayak Software Corporation

Paul M. English, Kayak Software Corporation

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

David W. Mason, Bingham McCutchen LLP